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                               June 15, 2023

       Brian Markison
       Chief Executive and Director and Principal Financial Officer RVL Pharmaceuticals plc
       400 Crossing Boulevard
       Bridgewater, NJ 08807

                                                        Re: RVL Pharmaceuticals
plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 20,
2023
                                                            File No. 001-38709

       Dear Brian Markison:

              We have reviewed your May 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 20, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to the Consolidated Financial Statements
       Note 5. Revenue, page 91

   1. Refer to your response to comment 3. You state that Eversana assumes legal title to the product at the time of
shipment to the end customer practitioner while the product is in transit to the end
customer practitioner. Please address the following:
                                                            With respect to
identifying the customer,
                                                               o   Clarify to
us when title of the product transfers from you to Eversana.
                                                               o   Tell us why
transfer of title does not preclude Eversana from being considered the customer
pursuant to ASC 606-10-15-3.
                                                               o   Tell us the
nature of the contract the end customer practitioner enters into with you to
purchase the product.
 Brian Markison
RVL Pharmaceuticals plc
June 15, 2023
Page 2
                 o Confirm to us that Eversana does not pay you for the goods shipped to them or is not obligated to pay you if the end practitioner does not pay.
                Tell us if Eversana has inventory risk before the product is transferred to the end customer practitioner. Refer to ASC 606-10-55-39b.
                Tell us who has primary responsibility for fulfilling the order and why. Refer to ASC
              606-10-55-39a.
                Tell us when your performance obligations under the contract have been satisfied and why.
                Provide us a detailed example of each step of the process from how the end customer practitioner places the order to how the end customer practitioner pays for the order.
              In particular, tell us Eversana's role in the process. Address if the end customer practitioner places the order directly with you or through Eversana.
2. Refer to your response to comment 4 and Exhibit B as well as your current disclosure in
         Notes 2 and 5 to the consolidated financial statements. Please confirm that you will revise your accounting policy disclosure in future filings to describe your revenue recognition policy as it relates to each type of fulfillment arrangement (e.g., Pharmacy, Direct
         Dispense and Virtual Inventory.)
       You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBrian Markison                              Sincerely,
Comapany NameRVL Pharmaceuticals plc
                                                              Division of
Corporation Finance
June 15, 2023 Page 2                                          Office of Life
Sciences
FirstName LastName